Altair Nanotechnologies Inc.
204 Edison Way
Reno, Nevada 89502
(775) 858-3750

September 29, 2006

VIA EDGAR CORRESPONDENCE AND
FACSIMILE (202) 772-9368

Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549

Attn: Matt Franker

Re:	Altair Nanotechnologies Inc.
Registration Statement on Form S-3
Registration No. 333-137099

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Altair Nanotechnologies Inc. hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that it will become effective at 12:00 noon, Eastern Time, on Tuesday, October 3, 2006, or as soon thereafter as practicable.

Altair Nanotechnologies Inc. acknowledges that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Altair Nanotechnologies Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) Altair Nanotechnologies Inc. may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ALTAIR NANOTECHNOLOGIES, INC.

By:	/s/ Edward Dickinson

Edward Dickinson, Chief Financial Officer